UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File No.  000-30766

NETCO ENERGY INC.
(Translation of registrant's name into English)

Suite 1100 - 609 West Hastings Street, Vancouver, British Columbia, Canada  V6B 4W4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

EX 99.1	News Release Dated May 14, 2004
EX 99.2	Notice of Annual General Meeting
EX 99.3	Proxy Statement and Information Circular
EX 99.4	Form of Proxy
EX 99.5	Audited Financial Statements for Years Ended December 31, 2003 and 2002
EX 99.6	Management's Discussion and Analysis - December 31, 2003
EX 99.7	News Release Dated May 19, 2004
EX 99.8	News Release Dated May 31, 2004
EX 99.9	Interim Consolidated Financial Statements for the Three Months Ended March 31, 2004 and 2003
EX 99.10	Management's Discussion and Analysis - March 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCO ENERGY INC.

"Chris Schultze"
_________________________
Chris Schultze, President

Date: June 29, 2004